

September 23, 2014

<u>Via E-mail</u>
Peter A. Clemens
Senior Vice President and Chief Financial Officer
Acura Pharmaceuticals, Inc.
616 N. North Court
Suite 120
Palatine, Illinois 60067

> **Re: Acura Pharmaceuticals, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 3, 2014**
> **File No. 001-10113**

Dear Mr. Clemens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have not filed the settlement agreements you entered into in 2013 with Par Pharmaceutical, Inc., and Impax Laboratories, Inc. as exhibits to your 2013 Annual Report on Form 10-K and that you have not filed the settlement agreements you entered into with Sandoz Inc. and Ranbaxy, Inc. during the second quarter of 2014 in your Quarterly Report on Form 10-Q for the quarter ended June 30, 2014. Please file the agreements with your next Quarterly Report on Form 10-Q. Alternatively, provide us with an analysis as to why none of these agreements is a material contract required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 1. Business
Patents and Patent Applications, page 13

2. Please amend your disclosure to provide the expiration dates for each of your seven material patents. Also, please advise us as to whether any of these seven patents were challenged by any of the four filers of ANDAs for Oxecta (i.e. Par, Impax, Ranbaxy or Sandoz) and whether any of them were subsequently invalidated. If any of these patents were subject to pending unresolved challenges as of December 31, 2013 and such challenges remain unresolved, please provide appropriate disclosure as to their status.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 56

3. We note disclosed the name(s) of the natural person(s) who have voting, investment and/or dispositive power over the shares held by Care Capital II, LLC. Please amend your disclosure to include this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: John P. Reilly
           LeClairRyan
           One Riverfront Plaza
           1037 Raymond Boulevard, Seventh Floor
           Newark, NJ 07102